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Exhibit

Exhibit Description

99.1 Announcement on 2026/07/30: Announcement of the conversion price and premium rate for the 1st domestic unsecured convertible corporate bond

99.2 Announcement on 2026/07/30: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of common shares of Centera Photonics Inc.

Exhibit 99.1

Announcement of the conversion price and premium rate for the 1st domestic unsecured convertible corporate bond

1. Date of occurrence of the event: 2026/07/30

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: Not applicable

5. Cause of occurrence:

Announcement in accordance with “Rules Governing the Issuance and Conversion of the 1st Domestic Unsecured Convertible Corporate Bond.”

6. Countermeasures: None

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

(1) The issuance of the 1st domestic unsecured convertible corporate bond has become effective upon filing with the Financial Supervisory Commission, R.O.C. (Taiwan) (“FSC”), pursuant to FSC Letter No. 1150348929 dated July 17, 2026.

(2) The base price is determined based on the average closing price of the common shares over the five business days prior to the conversion price determination reference date of July 30, 2026, which is NT$121.7 per share; the conversion premium rate is 119.97%.

(3) Based on the above method, the conversion price is set at NT$146.0 per share.

Exhibit 99.2

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on disposal of common shares of Centera Photonics Inc.

1. Name of the securities: common shares of Centera Photonics Inc.

2. Trading date: 2026/07/29~2026/07/30

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA;

2026/07/30

5. Amount, unit price, and total monetary amount of the transaction:

Trading Volume:870,000 shares;

unit price: NTD 375.45;

total monetary amount: NTD 326,642,500

6. Gain (or loss) through disposal (not applicable in case of acquisition of securities): NTD 248,883,331

7. Relationship with the underlying company of the trade: none

8. Current cumulative amount held, monetary amount, and shareholding percentage of cumulative holdings of the securities being traded (including the current trade), and status of any restriction of rights (e.g. pledges):

cumulative volume: 933,662 shares;

amount: NTD 83,449,174;

percentage of holdings: 1.40%;

status of any restriction of rights: none

9. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

ratio of total assets: 2.42%;

ratio of shareholder's equity: 3.03%;

the operational capital as shown in the most recent financial statement: NTD 44,980,640,000

10. Concrete purpose of the acquisition or disposal: financing operation

11. Any dissenting opinions of directors to the present transaction: NA

12. Whether the counterparty of the current transaction is a related party: no

13. Trading counterparty and its relationship with the Company: NA

14. Date of ratification by supervisors or approval by the audit committee: NA

15. Date on which material information regarding the same event has been previously released: NA

16. Any other matters that need to be specified: none